

June 11, 2010

Mr. David S. Cash
Chief Executive Officer
Endurance Specialty Holdings Ltd.
Wellesley House
90 Pitts Bay Road
Pembroke HM08, Bermuda

>   **Re: Endurance Specialty Holdings Ltd.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 1, 2010**
>   **File No. 001-31599**

Dear Mr. Cash:

We have reviewed your May 28, 2010 response to our May 14, 2010 letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where the comment request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to the Consolidated Financial Statements, page 103

Note 18, Taxes, page 145

1. Your response to comment 2 did not address tax years that remain subject to examination. In addition, our request that you explain the change in the effective income tax rate was directed at the reasons for an effective tax rate of 4% in 2007 as compared to tax benefits on income in 2008 and 2009. Please provide us your proposed disclosure.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comment. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant